Exhibit 99.1

TransAlta Declares Dividends

CALGARY, April 20, 2020 /CNW/ - The Board of Directors of TransAlta Corporation (TSX: TA) (NYSE: TAC) today declared a quarterly dividend of $0.0425 per common share payable on July 1, 2020 to shareholders of record at the close of business on June 1, 2020.

The Board of Directors also declared the following quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares for the period starting from and including March 31, 2020 up to but excluding June 30, 2020:

Preferred Shares	TSX Stock Symbol	Dividend Rate	Dividend Per Share	Record Date	Payment Date
Series A	TA.PR.D	2.709%	$0.16931	June 1, 2020	June 30, 2020
Series B*	TA.PR.E	3.668%	$0.22800	June 1, 2020	June 30, 2020
Series C	TA.PR.F	4.027%	$0.25169	June 1, 2020	June 30, 2020
Series E	TA.PR.H	5.194%	$0.32463	June 1, 2020	June 30, 2020
Series G	TA.PR.J	4.988%	$0.31175	June 1, 2020	June 30, 2020

*Please note the quarterly floating rate on the Series B Preferred Shares will be reset every quarter.

All currency is expressed in Canadian dollars except where noted. When the dividend payment date falls on a weekend or holiday, the payment is made the following business day.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its web site at transalta.com.

View original content:http://www.prnewswire.com/news-releases/transalta-declares-dividends-301043887.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2020/20/c5586.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 18:38e 20-APR-20